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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                  For the transition period from_____ to ______


                          Commission file number 1-9779


                                  NISOURCE INC.


                          EMPLOYEE STOCK PURCHASE PLAN
                              (Full title of plan)


                                  NISOURCE INC.
                           (Issuer of the Securities)





                801 East 86th Avenue, Merrillville, Indiana 46410
                     (Address of Principal Executive Office)



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NISOURCE INC.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE PLAN ADMINISTRATOR OF THE NISOURCE INC. EMPLOYEE STOCK PURCHASE PLAN:

We have audited the accompanying balance sheets of the NiSource Inc. Employee Stock Purchase Plan ("Plan") as of December 31, 2002 and 2001, and the related statements of activity for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of activity of the Plan for the year ended December 31, 2000 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement in their report dated March 27, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2002 and 2001, and changes in plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 25, 2003



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NISOURCE INC.

NOTE: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP ("Report"), that was filed within the Form 11-K for the NiSource Inc. Employee Stock Purchase Plan for the year ended December 31, 2000, and includes Arthur Andersen LLP's consent dated March 27, 2001 to the incorporation of the Report into the Registration Statements on Form S-3 Registration Statement No. 333-49330 and 333-49330-01, Form S-4 Registration Statement No. 333-54650 and 333-54650-01, and Form S-4 Registration Statement No. 333-33896 and 333-33896-01 ("Registration Statements"). The registrant has been unable to obtain a reissued Report or a currently dated consent to the incorporation of this previously issued Report into the Registration Statements. While the extent of any resulting limitations on recovery by investors is unclear, the lack of a currently dated consent could limit the time within which any such actions by investors against Arthur Andersen LLP for liabilities arising under Section 11 of the Securities Act of 1933 must be brought.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE PLAN ADMINISTRATOR OF THE NISOURCE INC. EMPLOYEE STOCK PURCHASE PLAN:

We have audited the accompanying balance sheet of the NiSource Inc. Employee Stock Purchase Plan as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NiSource Inc. Employee Stock Purchase Plan as of December 31, 2000 and 1999, and the income and changes in plan equity for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Chicago, Illinois
March 27, 2001




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NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
BALANCE SHEET

As of December 31,                                   2002         2001
                                                   --------     --------

ASSETS
Employee contributions receivable                  $139,993     $268,925
                                                   ========     ========


LIABILITIES
Amounts payable for purchases of common shares     $139,993     $268,925
Plan equity                                            --           --
                                                   --------     --------
Total Liabilities and Plan Equity                  $139,993     $268,925
                                                   ========     ========

See notes to financial statements




NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF ACTIVITY


Year Ended December 31,                      2002        2001          2000
                                          ---------   -----------   -----------

Plan Equity, Beginning of Year            $    --     $      --     $      --

Increases (Decreases) during the year:
   Employee contributions                   824,213     1,144,353     1,333,546
   Employer contributions                    91,579       127,150       148,171
   Purchases of common shares              (915,792)   (1,271,503)   (1,481,717)
                                          ---------   -----------   -----------
Plan Equity, End of Year                  $    --     $      --     $      --
                                          =========   ===========   ===========

See notes to financial statements.




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NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the NiSource Inc. (NiSource) Employee Stock Purchase Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. GENERAL. The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company's Board of Directors and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by NiSource and amended to allow participation by eligible employees of NiSource and certain of its subsidiaries as designated by the Board of Directors of NiSource. The Plan continues to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase Common Shares at less than the market price.

B. PLAN ADMINISTRATION. The Controller of NiSource Corporate Services Company is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. NiSource bears all the costs of administering and carrying out the Plan.

C. ELIGIBILITY. Only active employees, who have one or more years of service with NiSource, or any participating subsidiary, are eligible to participate in the Plan. Part-time employees whose customary employment is twenty hours or less per week and five months or less per calendar year, or employees whose customary employment is for less than six months in any calendar year are not eligible to participate. There were 397, 693 and 764 active participants in the Plan as of December 31, 2002, 2001 and 2000, respectively.

D. EMPLOYEE CONTRIBUTIONS. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year.

An eligible employee may enter the Plan at the beginning of any month in which the eligibility requirements are met by signing and delivering to NiSource Shareholder Services, upon fifteen days advance notice, an authorization for payroll deductions for the purchase of Common Shares. Such authorization must state (a) the amount to be deducted regularly from each paycheck, (b) authority to issue the Common Shares in each savings period, and (c) for Shares purchased under the Plan on or after September 1, 2000 the employee must be named as the sole owner in the registration. Shares purchased under the Plan before September 1, 2000 that are registered solely in the employee's name as of September 1, 2000 must remain registered solely in the employee's name. Shares purchased under the Plan before September 1, 2000, and registered joint tenancy or in the name of a trust, may continue to be registered in such joint tenancy or in the name of such trust on and after September 1, 2000. Payroll deductions can be changed only at the beginning of any month upon fifteen days advance notice.

For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable employer for a participant's account under the Plan. The savings periods are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

E. PURCHASES OF COMMON SHARES. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period.

F. REFUNDS AND WITHDRAWALS. A participant who does not wish to purchase Common Shares in any savings period must give written notice to NiSource Shareholder Services at least seven business days prior to the purchase date on which the participant wishes to terminate. In such event, all funds credited to the participant under the Plan will be returned as soon as practicable, and no further payroll deductions will be made during that savings period. To resume payroll deductions, a participant must file a new authorization card as described in Note 1D.




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NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)


A participant may withdraw from the Plan at any time upon seven days advance notice and reenter the Plan at the beginning of any month on fifteen days advance notice. Withdrawal shall be made by proper notification to NiSource Shareholder Services. Funds credited to the account of a participant not already used or unconditionally committed to the purchase of Common Shares will be returned to the participant as soon as practicable after notice of withdrawal is received. The participant will also receive either a certificate for all full Common Shares held in his or her account or at his or her request a check for such Common Shares. The participant will also receive a check for any fractional share held in his or her account. The cash value of Common Shares will be the average price on the day of sale multiplied by the number of shares sold, less fees and commissions.

G. TERMINATION OF PARTICIPATION. Participation in the Plan terminates if the participant's employment is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. The participant or his or her legal representative will receive either a certificate for all full Common Shares held in his or her account or at his or her request, a check for such Common Shares. The participant or his or her legal representative will also receive a check for the cash and any fractional share held in his or her account. The cash value of the Common Shares will be the average price on the day of sale multiplied by the number of shares sold, less fees and commissions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. METHOD OF ACCOUNTING. The financial statements of the Plan have been prepared on the accrual basis of accounting.

B. CONTRIBUTIONS. Employee contributions receivable represents amounts due as of December 31, 2002 and 2001, under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased.

C. USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

D. RECLASSIFICATIONS. Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

3. INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. No Federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, Federal income tax considerations differ, depending on the length of time the shares were held. A participant must notify his or her employer if any Common Shares purchased under the Plan are disposed of within two years from the date of grant of the right to purchase or one year from the date of purchase. Any dividends received by a participant should be reported as taxable income.

4. TERMINATION OR AMENDMENT OF PLAN

NiSource reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any Savings Period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant's account, if any, a certificate for all full Common Shares held in the participant's Plan Account and the cash value of any fractional share shall be distributed promptly to the participant.


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NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Controller of NiSource Corporate Services Company, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


   /s/     JEFFREY W. GROSSMAN
----------------------------------------
           Jeffrey W. Grossman
      Vice President and Controller
     (Principal Accounting Officer)


             March 31,  2003
----------------------------------------



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